Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of Talmer Bancorp, Inc. as of March 26, 2015, including the name of each subsidiary and its jurisdiction of incorporation:

Talmer Bank and Trust	Michigan

Talmer West Bank	Michigan

First Place Capital Trust	Delaware

First Place Capital Trust II	Delaware

First Place Capital Trust III	Delaware

First of Huron Capital Trust I	Delaware